UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public Held Company with Authorized Capital

CNPJ/MF n° 06.057.223/0001-71

NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended, the Resolution of the Brazilian Securities and Exchange Commission No. 44, of August 23, 2021, as amended, and the Novo Mercado Listing Regulation, hereby informs its shareholders and the market in general that the Board of Directors received the resignation of Mr. Vitor Fagá de Almeida of his position of Financial and Investors Relations Vice-President.

The Company expresses its gratitude to Mr. Vitor for his commitment, dedication, and contributions to the Company and wishes him success in his future professional endeavors.

The Board of Directors has appointed Mr. Belmiro Gomes to the interim statutory position of Director of Investor Relations, a role he will hold concurrently with his position as Chief Executive Officer of the Company.

Mr. Aymar Giglio Jr. will act as non-statutory Vice President of Finance, concurrently with his role as Director of Treasury, until the selection process for a new Vice President of Finance and Investor Relations is concluded.

Mr. Aymar holds a degree in Business Administration from FGV, has over 40 years of experience in the retail, finance, and financial services sectors, and has served as the Company's Director of Treasury since 2021.

Ms. Gabrielle Castelo Branco Helú will continue in her role as non-statutory Director of the Investor Relations department of the Company.

São Paulo, April 14, 2025.

Belmiro de Figueiredo Gomes

CEO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.